The principal investment strategies for Asset Manager Portfolio has been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser allocates the fund’s assets among the three asset classes, generally using different Fidelity managers to handle investments within each asset class. The fund gains exposure to each asset class  ~~by investing directly in individual securities through one or more subportfolios or by investing in central funds. Subportfolios are portions of the fund’s assets assigned to different managers. Central funds~~  mainly by investing    in central funds, which are specialized Fidelity® investment vehicles designed to be used by Fidelity® funds. Fidelity uses central funds to invest in particular security types or investment disciplines; for example, rather than buy bonds directly, the fund may invest in a central fund that buys bonds. Fidelity does not charge any additional management fees   for central funds. The fund may gain exposure to each asset class also by investing directly in individual securities through one or more subportfolios, which are portions of the fund’s assets assigned to different managers. In addition, the fund may, directly  ~~or~~   through central funds, make investments that do not fall into any of the three asset classes.

Stock Class

The fund invests in stocks mainly by investing  ~~directly in individual equity securities through a domestic stock subportfolio~~  in sector central funds , which  ~~is~~  are managed in an effort to outperform different sectors of the U.S. stock market. At present, these sectors include consumer discretionary, consumer staples, energy, fi nancials, health care, industrials, information technology, materials, telecom services, and utilities. The fund invests in all of the sector central funds in combination in an effort to outperform the U.S. market as a whole.

The Adviser expects the fund’s equity sector allocations will approximate the sector weightings of the S&P 500 ® Index, a broadly diversifi  measure of the performance of 500 common stocks chosen for market size, liquidity, and industry group repre- sentation to represent U.S. equity performance. While the Adviser may overweight or underweight one or more sectors from time to time, the Adviser expects the returns of the equity portion of the fund to be driven primarily by the security selections of the managers of each sector.

The fund invests in stocks also by investing in one or more international central funds, which are managed in an effort to outperform foreign stock markets. At present, these central funds include Fidelity® International Equity Central Fund and Fidelity® Emerging   Markets Equity Central Fund. The Adviser decides what portion of the fund’s assets to allocate to international central funds based mainly on the allocation to foreign stocks in the fund’s composite benchmark.

The  ~~domestic stock subportfolio is~~  sector central funds are managed against  ~~a~~ U.S.  ~~benchmark~~  benchmarks , but  ~~is~~  are not limited to U.S. stocks, and the  ~~domestic stock subportfolio manager has~~  sector central fund managers have discretion to make foreign investments. As a result, the fund’s total allocation to foreign stocks could be substantially higher than the fund’s composite benchmark might suggest.